 Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32819
 (407) 905-5000

March 7, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re: Form 10-K December 31, 2009 filed May 7, 2010
From 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
Form 8-K filed July 21, 2010
File #0-53388

Dear Ms. Do:

From 10-K for December 31, 2009

1.
Where you have responded with “proposed modifications” and/or “suggested language”, please confirm to us you will include such disclosures in future filings, beginning with your December 31, 2010 Form 10-K.

Response to the modifications for the Form 10K draft for December 31, 2010 from the comment letter dated December 12, 2010.

Prior Question #2

See question #2 below.

Prior Question #3

General and administrative expense decreased to $2,686,001 from $4,992,400 for the years ended December 31, 2010 and 2009, respectively.  General and administrative expense for the years ended December 31, 2010 and 2009 included non-cash, non-recurring expenses, respectively, related to the issuance common stock issued for services. We expensed the non-cash, non-recurring expenses in the quarter and year it was incurred such as stock issued for compensation in accordance with US GAAP.   in the period in which they were incurred.

Net Loss as adjusted for non-recurring and/or non-cash expenses

	Years Ended	Years Ended
	December 31,	December 31,
	2010	2009

Losses available for common shareholders	$($3,308,883)	$($4,948,484)

Non-cash expense related to issuance of common stock and beneficial conversion feature	2,880,033	3,904,499

Losses available for common shareholders, as adjusted	$(428,850)	$(1,043,985)

Prior Question #4

Interest Expense for the years ended December 31, 2010 and 2009 increased to $1,425,363 and $137,940, respectively.  Our interest expense is related to the cost of debt for the years reflected in December 31, 2010 we had interest expense from the conversion of debt in the amount of $1,264,141 and beneficial conversion feature which is a non-recurring expense was expensed in the amount of $142,000.  In the year ended December 31, 2009 we did not have any interest from conversion of debt or any beneficial conversion feature.

Prior Question #5

We strive to maintain a minimum of three months of working capital as a means to allow adequate reserves and time to secure additional funds from investors as needed.  The Company acquired the assets of Brownies Waste Water Solutions, Inc.  we believe that this acquisition will provide the Company adequate cash flow to sustain the operations for twelve months.  This acquisition will allow the Company to begin paying down the outstanding debt, expand operations and possibly look for new acquisitions.  The Company two material notes, one from our CEO for approximately, $320,000, and another to a traditional banking relationship, Reunion Bank, for approximately $325,000.  The Company is presently making timely monthly payments and is current with all payments requirements.
2.	In your amended filings, please include a prominently located explanatory note addressing the reason(s) for why the amendment is being filed.

Response:

Any future amended filings we will include an explanatory note addressing the reasons(s) for why the amendment is being filed.

3.
We have read your response to comment 2 in our letter dated December 22, 2010.  Please tell us and revise future filings to discuss the nature of the costs that were reclassified from cost of goods sold to general and administrative expenses, and quantify the impact to these line items for the periods presented.  Also as previously requested, please explain what you mean by “cost of operations” in the sentence “In addition, the Company cost of operations decrease due to reduced and excess waste” and how this item has appropriately been included within cost of goods sold.

Cost of goods sold for the years ended December 31, 2010 and 2009 increased to $444,488 and $52,601, respectively.  Our cost of goods sold is directly related to the increase in our sales from the acquisition of Brownies Waste Water Solutions, Inc.  In addition, the Company cost of goods sold increase due to increase in volume of waste.  Cost of goods sold for years ended December 31, 2009 and 2008 decrease to $52,601 from 152,602 respectively.  Our costs of goods sold are related to our sales and we have reclassified costs that are not directly related to our sales to general and administrative expense for year ended December 31, 2009.  These reclassifications cause a 66% reduction in the comparative from 2008 to 2009.

	December 31, 2010	December 31, 2009
Disposal	60,345	25,881
Job materials	209,403	2,673
Sand	21,419	-
Permits for job site	20,487	-
Equipment rental for job	58,101	8,138
Labor	43,589	14,260
Small tools for job	31,144	1,649
Total Cost of Goods Sold	444,488	52,601

The amount that was reclassified in year ended December 31, 2009 was equipment repairs in the amount of $28,937.  Management believed that equipment repairs were not directly related to job income.  That amount was reclassified to repairs and maintenance and categorized as general and administrative expenses.

4.
We have read your response to comment 6 in our letter dated December 22, 2010.  You have told us that the first convertible note (your Reference A) had an original balance of $293,250.  However, we note form the table in your response and the footnote that the amount was $600,000.  Please explain/reconcile.  If the original balance was, in fact, $600,000 instead of $293,250, address the appropriateness of the calculation of the related beneficial conversion feature.

Response:
Suggested changes to the note language.
“The Company entered into a convertible promissory note with a shareholder of the Company and a related party on December 11, 2008 in the amount of $271,875 but the loan is approved for the maximum loan of up to $600,000. The promissory note had convertible beneficial feature which allowed the holder on the inception of the convertible promissory note into the Company’s common stock equal to 50% of the market price of the corporation’s common stock on the date of conversion. The notes had an annual interest rate of 15% and are delinquent which now has an annual interest rate of 25%.”

5.
We have read your response to comment 7 in our letter dated December 22, 2010.  You have told us “As to ensuring that information required to be disclosed was communicated to management as appropriate to allow timely decision regarding required disclosure, the Company’s disclosure controls and procedures were effective in this regard as of December 31, 2009.”  It appears as though you are saying that your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures.  However, you may not conclude that this part, i.e., that disclosure controls and procedures were accumulated and communicated, was effective, while the rest, i.e., that they were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, was not.  Therefore, please confirm only to us, if true, that your conclusion regarding ineffectiveness is based on the full definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15e as of December 31, 2009.

Response:

Exchange Act 13a-15e:

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

b. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

c. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Prior to year ended December 31, 2009 , the Company did not have effective recording functions controls in place; however,  the Company had effective controls and procedures in place during the quarters ended March 31, 2010 and June 30, 2010 and September 30, 2010 and by year end of December 31, 2010 9 in accordance with the definition of Exchange Act 13a-15e

6.
We have read your response to comment 8 in our letter dated December 22, 2010.  Please amend each of the Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 to disclose that there were changes in internal control over financial reporting that could materially affect, or are reasonably likely to materially affect, your internal control over financial reporting, during each of the respective quarters.  Therein, also disclose the clarifying information you have provided in your response, i.e., that the Company hired qualified accountants to assist it in implementing controls and accounting policies, etc.

Response:

The Company had effective controls and procedures in place during the quarters ended March 31, 2010 and June 30, 2010 and September 30, 2010 as noted in the original 10Q filing which would not required an amendment.  By year ended December 31, 2009 our ineffective recording function deficiency was corrected and implemented prior to year ended December 31, 2009 to assure that we had effective controls in place in accordance with Exchange Act 13a-15e.

In addition the Company hired an accounting consultant but further the Company hired new internal accounting staff and new accounting employees to implement and assure controls and procedures were maintained in accordance with Exchange Act 13a-15e.

7.
We have read your response to comment 10 in our letter dated December 22, 2010.  Please tell us when the amended Form 8-K, that includes the financial statements of Brownies Waste Water Solutions, Inc. and B&P Environmental Services LLC, as well as the required pro forma information, will be filed.

Response:

We will be filing the two year pre-acquisition audit for the above entities and intend to  be filed by the end of April, 2011.

8.
We have read your response to comment 11 in our letter dated December 22, 2010.  It appears you have told us that the $671,384 is related to the convertible debt initiated in December 2008 that was later forgiven/waived in accordance with the Asset Purchase Agreement of July 17, 2010.  However, it appears that that amount that was forgiven was only $315,625.  Please advice.

Response:

The total amount of debt waived was as follows:

Michael Borish Extinguishments of Debt	$671,384.46
Extinguishment of Debt by Freedom	587,357.00

Total Extinguishment of Debt	$1,258,708.46

We have incorporated this language into our acquisition footnote as follows:

Our CEO in accordance with the Asset Purchase Agreement agreed to extinguish the following outstanding liabilities:

Notes Payable Shareholder	$405,818.77
Notes Payable Resort Marketing	84,300.00
Accrued Interest	181,265.69
Total extinguished by CEO	$671,384.46

Freedom, in accordance with the aforementioned Asset Purchase Agreement, agreed to extinguish the following outstanding liabilities where our CEO would assume any future obligations of these debts as follows:

Accounts Payable	$ 89,421.00
Visa RBC Centura 1702	5,933.93
RBC Centura 1694	7,079.30
Accrued Interest	362.00
Accrued Compensation-CEO	379,736.17
Accrued Payroll – CEO	99,716.76
Advances by Shareholders	5,074.84
Total Extinguished by Freedom	$587,324.00

We have read your response to comment 13 in our letter dated December 22, 2010.  We re-issue this comment, as it is not clear from your response the date the 48 million shares were issued, or what day the acquisition actually closed.  Also we note from page 3 of the Exhibit 21 to the July 21, 2010 Form 8-K the purchase price of the acquisition.  Therein, Section 1.2 states that Michael J. Ciarlone, Harvey Blonder and Gary A. Goldstein and Anita Goldstein as tenants by entireties, will each be issued 15,000,000 shares of the purchaser’s common voting stock, and Robin and Robert Bailey as tenants by entireties shall be issued 3,000,000 shares of common voting stock.  Thus, it appears the total amount of shares to be issued is 63 million shares.  Please explain or reconcile this with the 48 million shares previously disclosed.

Response:

The total amount of shares issued to the following parties in accordance with the agreement dated July 17, 2010 are set forth below.  The date noted to the left is the date the transfer agent issued the shares to the related parties once they received all respective data required by the transfer agent and when the parties were back from vacation.  Please note that  Mr. Blonder was out on vacation before providing the transfer agent the respective data sufficient to issue his shares:

August 12, 2010	Harvey Blonder	15,000,000
July 29, 2010	Gary and Anita Goldstein	15,000,000
July 19, 2010	Michael J. Cairlone	15,000,000
July 29, 2010	Robin and Robert Bailey	3,000,000

	Total shares issued are	48,000,000

The only remaining outstanding item that was required to be completed within 120 days of the closing of the Asset Purchase Agreement is that Harvey Blonder, the owner of Security Fortress Ltd., required full payment of his outstanding debt which was completed and noted in an 8K dated November 10, 2010 Item 8.01 Other Events.

9.
We have read your response to comment 14 in our letter dated December 22, 2010.  We re-issue the first bullet point of our comment.  That is, on page 9 you have recorded $1.6 million in equipment as an apparent result of the Brownies Waste Water Solutions, Inc acquisition.  Please tell us and revise future filings in MD&A of the footnote to discuss the nature of the acquired equipment, and what the $58,700 purchase of equipment constituted as shown on the statement of cash flows.

Response:

The actual appraised value of the equipment acquired in the Brownies transaction is $1,569,009.  The equipment included several Vactors, Oil Tankers, Trucks, Trailers among many other types of large equipment.  The actual appraisal value of the equipment acquired in the the equipment purchased from Clean Fuel, LLC was $2,623,215. This acquisition was transacted in exchange of common stock and therefore was a non-cash transaction as noted in the Supplemental Disclosure in the statement of cash flows.

The Company returned the oil tanker and other equipment it was using to transport the oil collected to the waste treatment plant and purchased their own additional oil tanker for $58,700 and acquired computer equipment of $7,939 with a total amount of assets purchased of $66,639.

Form 8-K filed January 4, 2011

10.
We note the Asset Purchase Agreement entered into with Clean Fuel, LLC on December 31, 2010.  Please tell us how significant the financial statements of the acquired company are and what periods are required pursuant to Rule 8-04(b) of Regulation S-X.  If financial statements are required under Rule 8-04, please amend your Form 8-K immediately to indicated you have not provided required financial statements yet and state when they will be filed, as required by Item 9.01(a)(4) of Form 8-K.

Response:
The acquisition of the Equipment and Client list of Clean Fuel, LLC was purely an asset purchase agreement.  Clean Fuel discontinued that part of their operations for some time and the equipment sat dormant.  Clean Fuel needed to sell the equipment because large equipment sitting dormant will lead to engine repairs, such as gaskets, transmission, oil filters, among many other things.  Clean Fuel needed to sell the equipment to try to retain the value of the equipment while it was dormant and, along with that sale, they sold the Company a dated client list of business they had at  one time serviced prior to the discontinuance of that part of their business.  This equipment sale helped Clean Fuel LLC to reorganize their business using  cash from the sale of those assets.  The Company was able to get an appraisal on that equipment and will submit that with their Form 10K for December 31, 2010 as an exhibit.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Borish

Michael Borish
Chief Executive Officer